August 17, 2016
Via Edgar and e-mail (PanosN@sec.gov)
Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: HealthWarehouse.com, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 12, 2016 by Rx Investor Value Corporation, et al.
File No. 000-13117

Schedule 13D and Amendment Nos. 1 and 2 thereto
Filed August 2, 2016, August 11, 2016 and August 13, 2016
respectively, by Rx Investor Value Corporation, et al.
File No. 005-37321
Dear Mr. Panos:
We have received and reviewed your letter dated August 16, 2016 related to the above-referenced filings of RX Investor Value Corporation ("RIVC").  In accordance with your request, we have responded to each of the comments included in your letter.  Our below responses to each of the items noted in your letter are made on behalf of RIVC and are keyed to the numerical order of your comments.
Revised Preliminary Proxy Statement on Schedule 14A

General

1.
We note your response to comment 3 and we re-issue the comment in-part. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  We note, for example, the following revised disclosure:

•
that the "[s]enior lender Tim Reilly and his Ohio limited liability company, Melrose Capital Advisors, purchased Series Preferred B stock before the company's financial results were reported…[t]his lack of transparency underlines the conflict of interest and leverage the senior lender has on the company, without appropriate disclosure to shareholders.  This breach of the board's fiduciary duty can no longer be tolerated;"

•
"[i]n our view, this shows the board of directors has again betrayed its fiduciary duties to the shareholders in order to further entrench themselves by placing a significant number of voting shares in the hands of and affiliate of Tim Reilly. Further, as disclosed in the Schedule 13D filing we believe there is a conflict of interest here and the company has appeared to settle out these claims allowing Reilly to profit at the company's and shareholders expense;" and

•
the implied suggestions that the current board does not have the "skills, experience, energy and leadership abilities necessary," and that they are not "active and responsible stewards of the trust placed in them by the company's shareholders;"

Please note that this list is not exhaustive and that each disclosed statement, assertion or belief should be supported by a reasonable basis that is self-evident or disclosed in the filing and should be factually correct in order to comply with Rule 14a-9.
Response: We have removed and/or revised the statements as requested.

2.	State that a shareholder can also revoke the Blue proxy card provided to you by submitting a later-dated proxy card to the Company.
Response: We have provided the statements requested.

3.
Please revise to include the information required by Item 6(d) of Schedule 14A and Item 403 of Regulation S-K. Alternatively, clarify if you are relying upon Rule 14a-5(c) to fulfill the disclosure obligation.

Response:	We are relying upon Rule 14a-5(c) to fulfill the disclosure obligation and have provided the statements requested.

4.	We note your response to comment 4 and we re-issue the comment in-part. Please provide support for the following statements that:
•	"[t]he company has lost its license in certain states;"
•	the Company's stock price "was once above $8.00;"
•	the board "meets only five times per year;" and
•	the "company's CEO only sporadically visits the company's headquarters."
Response: We have removed and/or revised the statements as requested.
Who is Making the Proxy Solicitation
5.
Please clarify if the 39.5% of the outstanding stock entitled to vote assumes the exercise of warrants which have not yet been exercised.  In addition, please confirm, if true, that the participants are currently eligible to vote 41.2% of the  outstanding  common shares.

Response: We have provided clarifying statements as requested.

6.
The disclosures regarding a potential capital infusion by RIVC should be qualified by stating, if true, that the RIVC group has no commitments with respect to any such capital infusion or financing, or alternatively describe the commitments that it has.  In addition,  the disclosures regarding offerings of equity securities or of securities convertible into equity securities should discuss, if true, the potential dilutive effects  of such offerings.

Response:	We have provided the qualifying statements requested.

Important:  Proxy to Us
7.
We note your revised disclosure and we re-issue comment 9.  The disclosure indicates that the designated  proxies will have discretionary authority to vote upon other matters that may properly come before the meeting.  Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) and/or providing the disclosure required by and consistent with the standards enunciated within Rule 14a-4(c)(3).  The proxy holders may not use discretionary authority to vote on all matters that may properly come before the meeting to the extent the person was aware of the proposal a reasonable time before the solicitation.

Response: We have provided the qualifying statements requested.
Schedules 13D filed August 2, 2016, August 11, 2016 and August 12, 2016
8.
We note your response to comment 16 and apparent acknowledgment of the fact that any communication furnished to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy constitutes a solicitation under Rule 14a-1(l)(1)(iii).  The filing persons state, in response to Item 4, their plans with respect to their current proxy solicitation and corresponding intent to "[change] the present board of directors and as appropriate, the management of the Issuer."  Please reconcile the possible inconsistency between the cited definition and the disclosure provided both in the Schedule 13D and Rule 14a-12 submissions that appeared to coincide with the second and third amendments to the Schedule 13D.

Response: We acknowledge the staff's comment. The only members of the Schedule 13D group of reporting persons who expect to participate in any activity that may include the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy are identified as participants in the solicitation on the Schedule 14A cover page of the preliminary proxy materials filed by RIVC. No other member of the Schedule 13D group of reporting persons has participated in any activity described in Rule 14a-1(l)(1) or will be participating in any activity described in Rule 14a-1(l)(1).
9.
It appears that the group reports beneficial ownership of approximately 41.2% of HEWA's outstanding common shares.  Advise us, with a view towards revised disclosure, whether or not any reports have been filed pursuant to Section 16 by any members of the group by virtue of their participation in the group.  Refer to Section II.B.3 of Exchange Act Release No. 28869 (February 8, 1991).

Response: No reports have been filed pursuant to Section 16. We understand that the reporting persons are in the process of securing edgar access codes, as needed, and preparing Form(s) 3 with a view towards filing as soon as possible. We have added disclosure in the preliminary proxy materials relating to this matter.
10.
Please advise us if the 41.2% of the total ownership that the group discloses takes into account all warrant or other contingent interests held by individual members of the group.  Refer to Rule 13d-3(d)(1).  Given the solicitation contemplated by the participants, each of the members of the group may be deemed to be the beneficial owners of the securities underlying any warrants or other contingent interests regardless of when such rights may be exercisable.

Response: We have re-calculated the ownership percentage. The total ownership that the group discloses takes into account all warrants and other contingent interests held by individual members of the group.  No warrants or contingent interests have been excluded. The reporting persons acknowledge the beneficial ownership reporting requirements under Rule 13d-3(d)(1) and the last sentence of Rule 13d-3(d)(1)(i). Specifically, the reporting persons have accounted for the warrants in their calculations and have included the amount of the warrants in both the numerator and denominator in the fraction calculated to provide the percentage of ownership as required by Rule 13d-3(d)(1)(i). The reporting persons have relied upon Rule 13d-1(j) for purposes of determining the amount of outstanding securities of the issuer in connection with its calculations and reporting.
* * * * * * * * * * * *

We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:   Mr. Jeffrey T. Holtmeier (via e-mail)